Subject to Completion

Preliminary Pricing Supplement dated May 25, 2007

PRICING SUPPLEMENT (To MTN prospectus supplement, general prospectus supplement and prospectus, each dated March 31, 2006) Pricing Supplement Number:	Filed Pursuant to Rule 424(b)(3) Registration No.333-132911

                     Units

Merrill Lynch & Co., Inc.

Medium-Term Notes, Series C

Accelerated Return Bear Market Notes

Linked to the Dow Jones Industrial AverageSM

due September    , 2008

(the “Notes”)

$10 original public offering price per unit

The Notes:

•

The Notes are designed for investors who anticipate that the level of the Dow Jones Industrial Average (index symbol “INDU”) (the “Index”) will decrease from the starting value of the Index on the pricing date to the ending value of the Index determined on the calculation days shortly prior to the maturity date of the Notes. Investors must be willing to forego interest payments on the Notes and willing to accept a return that may be less than the $10 original public offering price per unit and that will not be more than the limit described in this pricing supplement.

•	There will be no payments on the Notes prior to the maturity date and we cannot redeem the Notes prior to the maturity date.

•	There is no principal protection on the Notes and therefore you will not receive a minimum fixed amount on the Notes at maturity. The return on your Notes is capped.

•

We have applied to have the Notes listed on the American Stock Exchange under the trading symbol “DGD”. If approval of this application is granted, the Notes will be listed on the American Stock Exchange at the time of such approval. We make no representations, however, that the Notes will be listed, or, if listed, will remain listed for the entire term of the Notes.

•	The Notes will be senior unsecured debt securities of Merrill Lynch & Co., Inc. and part of a series entitled “Medium-Term Notes, Series C”. The Notes will have the CUSIP No.: .

•	The settlement date for the Notes is expected to be July , 2007.

Payment on the maturity date:

•	The amount you receive on the maturity date will be based upon the direction of and percentage change in the level of the Index from the starting value to the ending value. If the level of the Index:

•

has decreased, on the maturity date you will receive a payment per unit equal to $10.00 plus an amount equal to $10.00 multiplied by five times the percentage decrease of the Index, up to a maximum total payment which will be between $11.80 and $12.20 per unit, as described in this pricing supplement.

•	is unchanged or has increased by 10% or less from the starting value, you will receive $10.00 per unit.

•

has increased by more than 10% from the starting value, your original investment will be reduced based upon the percentage increase of the Index in excess of 10% from the starting value. In no event will your return be less than zero.

•	The actual maximum total payment on the Notes will be determined on the pricing date and will be set forth in the final pricing supplement made available in connection with sales of the Notes.

Information included in this pricing supplement supersedes information in the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to the extent that it is different from that information.

Investing in the Notes involves risks that are described in the “ Risk Factors” section beginning on page PS-8 of this pricing supplement and beginning on page S-3 of the accompanying MTN prospectus supplement.

	Per Unit	Total
Public offering price(1)	$10.00	$
Underwriting discount(1)	$.20	$
Proceeds, before expenses, to Merrill Lynch & Co., Inc.	$9.80	$

(1)	The public offering price and the underwriting discount for any single transaction to purchase between 100,000 to 299,999 units will be $9.95 per unit and $.15 per unit, respectively, for any single transaction to purchase between 300,000 to 499,999 units will be $9.90 per unit and $.10 per unit, respectively, and for any single transaction to purchase 500,000 units or more will be $9.85 per unit and $.05 per unit, respectively.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement or the accompanying MTN prospectus supplement, general prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Merrill Lynch & Co.

The date of this pricing supplement is June     , 2007.

“Dow Jones”, “Dow Jones Industrial AverageSM” and “DJIASM” are service marks of Dow Jones & Company, Inc. and have been licensed for use for certain purposes by Merrill Lynch, Pierce, Fenner & Smith Incorporated. The Notes based on the Dow Jones Industrial AverageSM are not sponsored, endorsed, sold or promoted by Dow Jones.

Pricing Supplement

SUMMARY INFORMATION—Q&A	PS-3
RISK FACTORS	PS-8
DESCRIPTION OF THE NOTES	PS-13
THE INDEX	PS-19
UNITED STATES FEDERAL INCOME TAXATION	PS-23
ERISA CONSIDERATIONS	PS-26
USE OF PROCEEDS AND HEDGING	PS-27
SUPPLEMENTAL PLAN OF DISTRIBUTION	PS-27
EXPERTS	PS-27
INDEX OF CERTAIN DEFINED TERMS	PS-28

Medium-Term Notes, Series C Prospectus Supplement (the “MTN prospectus supplement”)

RISK FACTORS	S-3
DESCRIPTION OF THE NOTES	S-4
UNITED STATES FEDERAL INCOME TAXATION	S-22
PLAN OF DISTRIBUTION	S-29
VALIDITY OF THE NOTES	S-30

Debt Securities, Warrants, Preferred Stock, Depositary Shares and Common Stock Prospectus Supplement (the “general prospectus supplement”)

MERRILL LYNCH & CO., INC	S-3
USE OF PROCEEDS	S-3
RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS	S-4
THE SECURITIES	S-4
DESCRIPTION OF DEBT SECURITIES	S-5
DESCRIPTION OF DEBT WARRANTS	S-16
DESCRIPTION OF CURRENCY WARRANTS	S-18
DESCRIPTION OF INDEX WARRANTS	S-20
DESCRIPTION OF PREFERRED STOCK	S-25
DESCRIPTION OF DEPOSITARY SHARES	S-32
DESCRIPTION OF PREFERRED STOCK WARRANTS	S-36
DESCRIPTION OF COMMON STOCK	S-38
DESCRIPTION OF COMMON STOCK WARRANTS	S-42
PLAN OF DISTRIBUTION	S-44
WHERE YOU CAN FIND MORE INFORMATION	S-45
INCORPORATION OF INFORMATION WE FILE WITH THE SEC	S-46
EXPERTS	S-46

Prospectus

WHERE YOU CAN FIND MORE INFORMATION	2
INCORPORATION OF INFORMATION WE FILE WITH THE SEC	2
EXPERTS	2

SUMMARY INFORMATION—Q&A

This summary includes questions and answers that highlight selected information from this pricing supplement and the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to help you understand the Accelerated Return Bear Market Notes Linked to the Dow Jones Industrial Average due September     , 2008 (the “Notes”). You should carefully read this pricing supplement, the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to fully understand the terms of the Notes, the Dow Jones Industrial Average (the “Index”) and the tax and other considerations that are important to you in making a decision about whether to invest in the Notes. You should carefully review the “Risk Factors” section in this pricing supplement and the accompanying MTN prospectus supplement, which highlights certain risks associated with an investment in the Notes, to determine whether an investment in the Notes is appropriate for you.

References in this pricing supplement to “ML&Co.”, “we”, “us” and “our” are to Merrill Lynch & Co., Inc. and references to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

What are the Notes?

The Notes will be part of a series of senior debt securities issued by ML&Co. entitled “Medium-Term Notes, Series C” and will not be secured by collateral. The Notes will rank equally with all of our other unsecured and unsubordinated debt. The Notes are expected to mature in September 2008. Depending on the date the Notes are priced for initial sale to the public (the “Pricing Date”), which may be in June or July, the settlement date may occur in June or July and the maturity date may occur in August or September. Any reference in this pricing supplement to the month in which the settlement date or maturity date will occur is subject to change as specified above. We cannot redeem the Notes prior to the maturity date and we will not make any payments on the Notes until the maturity date.

Each unit will represent a single Note with a $10 original public offering price. You may transfer the Notes only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled “Description of Debt Securities—Depositary” in the accompanying general prospectus supplement.

Are there any risks associated with my investment?

Yes, an investment in the Notes is subject to risks, including the risk of loss, and possibly a significant loss, of principal. Please refer to the section entitled “Risk Factors” in this pricing supplement and the accompanying MTN prospectus supplement.

Who publishes the Index and what does the Index measure?

The Dow Jones Industrial Average is a price-weighted index published by Dow Jones & Company, Inc., which means a component stock’s weight in the Index is based on its price per share rather than the total market capitalization of the issuer of that component stock. The Index is designed to provide an indication of the composite price performance of 30 common stocks of corporations representing a broad cross-section of U.S. industry. The component stocks of the Index are selected by the editors of The Wall Street Journal (the “WSJ”). The corporations represented in the Index tend to be market leaders in their respective industries and their stocks are typically widely held by individuals and institutional investors. The corporations currently represented in the Index are incorporated in the U.S. and its territories and their stocks are traded on the New York Stock Exchange (“NYSE”) and The Nasdaq Stock Market (“Nasdaq”). As of May 17, 2007, the market capitalization of the stocks in the Index ranged from approximately $17.87 billion to $460.80 billion, with the average market capitalization being approximately $146.24 billion.

The level of the Index is the sum of the primary exchange prices of each of the 30 common stocks included in the Index, divided by a divisor that is designed to provide a meaningful continuity in the level of the Index. Because the Index is price-weighted, stock splits or changes in the component stocks could result in distortions in the Index level. In order to prevent these distortions related to extrinsic factors, the divisor may be changed in accordance with a mathematical formula that reflects adjusted proportions within the Index.

The current divisor of the Index is published daily in the WSJ and other publications. In addition, other statistics based on the Index may be found in a variety of publicly available sources. For more information on the Index, please see the section entitled “The Index” in this pricing supplement.

An investment in the Notes does not entitle you to any dividends, voting rights or any other ownership interest in the stocks of the companies included in the Index (the “Underlying Stocks”).

How has the Index performed historically?

We have included a graph showing the historical month-end closing levels of the Index from January 2002 through April 2007, in the section entitled “The Index—Historical Data on the Index” in this pricing supplement. We have provided this historical information to help you evaluate the performance of the Index in various economic environments; however, past performance of the Index is not necessarily indicative of how the Index will perform in the future.

What will I receive on the maturity date of the Notes?

On the maturity date, you will receive a cash payment per unit equal to the Redemption Amount.

The “Redemption Amount” per unit to which you will be entitled will depend on the direction of and percentage change in the level of the Index and will equal:

(i)	If the Ending Value is less than the Starting Value:

$10 +	($50 ×	(	Starting Value – Ending Value	))	;
Starting Value

provided, however, the Redemption Amount will not exceed an amount which will be between $11.80 and $12.20 per unit (the “Capped Value”). The actual Capped Value will be determined on the Pricing Date and will be set forth in the final pricing supplement made available in connection with sales of the Notes.

(ii)	If the Ending Value is equal to or greater than the Starting Value, but less than or equal to the Threshold Value, $10.00 per unit.

(iii)	If the Ending Value is greater than the Threshold Value you will receive:

$10 –	($10 ×	(	Ending Value – Threshold Value	))	;
Starting Value

but the Redemption Amount will not be less than zero.

The “Starting Value” will equal the closing level of the Index on the Pricing Date. The actual Starting Value will be set forth in the final pricing supplement made available in connection with sales of the Notes.

The “Ending Value” will equal the average of the closing levels of the Index for five business days shortly before the maturity date of the Notes, as more fully described in the section entitled “Description of the Notes—Payment on the Maturity Date”. We may calculate the Ending Value by reference to fewer than five or even a single day’s closing level if, during the period shortly before the maturity date of the Notes, there is a disruption in the trading of a sufficient number of stocks included in the Index or certain futures or options contracts relating to the Index.

The “Threshold Value” will equal 110% of the Starting Value.

The opportunity to participate in the possible decreases in the level of the Index through an investment in the Notes is limited because the amount that you receive on the maturity date will never exceed the Capped Value, which will represent an appreciation of between 18% to 22% over the $10 original public offering price per unit of the Notes, depending on the Capped Value. However, in the event that the Ending Value is greater than the Threshold Value, the amount you receive on the maturity date will be reduced proportionately by the amount of the percentage increase of the Index in excess of the Threshold Value. As a result, you may receive less than the $10 original public offering price per unit. You will receive the $10 original public offering price per unit at maturity if the Ending Value is greater than the Starting Value, but equal to or less than the Threshold Value.

For more specific information about the Redemption Amount, please see the section entitled “Description of the Notes” in this pricing supplement.

Will I receive interest payments on the Notes?

You will not receive any interest payments on the Notes, but you will instead receive the

Examples:

Set forth below are four examples of Redemption Amount calculations, including a hypothetical Starting Value of 13,476.70 , the closing level of the Index on May 17, 2007, and assuming a Capped Value of $12.00, the midpoint of the range of $11.80 and $12.20.

Example 1—The hypothetical Ending Value is 70% of the hypothetical Starting Value:

Hypothetical Starting Value: 13,476.70

Hypothetical Ending Value: 9,433.69

$10 +	($50 ×	(13,476.70 – 9,433.69))	= $25.00
13,476.70

Redemption Amount (per unit) = $12.00

Example 2—The hypothetical Ending Value is 97% of the hypothetical Starting Value:

Hypothetical Starting Value: 13,476.70

Hypothetical Ending Value: 13,072.40

$10 +	($50 ×	(13,476.70 – 13,072.40))	= $11.50
13,476.70

Redemption Amount (per unit) = $11.50

Example 3—The hypothetical Ending Value is 105% of the hypothetical Starting Value:

Hypothetical Starting Value: 13,476.70

Hypothetical Ending Value: 14,150.54

Hypothetical Threshold Value: 14,824.37

Redemption Amount (per unit) = $10.00

Example 4—The hypothetical Ending Value is 130% of the hypothetical Starting Value:

Hypothetical Starting Value: 13,476.70

Hypothetical Ending Value: 17,519.71

Hypothetical Threshold Value: 14,824.37

$10 –	($10 ×	(17,519.71 – 14,824.37))	= $8.00
13,476.70

Redemption Amount (per unit) = $8.00

Redemption Amount per unit on the maturity date. We have designed the Notes for investors who are willing to forego interest payments on the Notes, such as fixed or floating interest rates paid on traditional interest bearing debt securities, and willing to accept a return that will not exceed the Capped Value and that may be less than the $10 original public offering price per unit, in exchange for the ability to participate in a decrease, if any, in the level of the Index from the Starting Value to the Ending Value.

What about taxes?

The United States federal income tax consequences of an investment in the Notes are complex and uncertain. By purchasing a Note, you and ML&Co. agree, in the absence of an administrative determination, judicial ruling or other authoritative guidance to the contrary, to characterize and treat a Note for all tax purposes as a pre-paid cash-settled forward contract linked to the level of the Index. Under this characterization and tax treatment of the Notes, you should be required to recognize gain or loss to the extent that you receive cash on the maturity date or upon a sale or exchange of a Note prior to the maturity date. You should review the discussion under the section entitled “United States Federal Income Taxation” in this pricing supplement.

Will the Notes be listed on a stock exchange?

We have applied to have the Notes listed on the American Stock Exchange (“AMEX”) under the trading symbol “DGD”. If approval of this application is granted, the Notes will be listed on the AMEX at the time of such approval. We make no representation however, that the Notes will be listed on AMEX, or, if listed, will remain listed for the entire term of the Notes. In any event, you should be aware that the listing of the Notes on AMEX will not necessarily ensure that a liquid trading market will be available for the Notes. You should review the section entitled “Risk Factors—There may be an uncertain trading market for the Notes and the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date will be affected by this and other important factors including our costs of developing, hedging and distributing the Notes” in this pricing supplement.

What price can I expect to receive if I sell the Notes prior to the stated maturity date?

In determining the economic terms of the Notes, and consequently the potential return on the Notes to you, a number of factors are taken into account. Among these factors are certain costs associated with creating, hedging and offering the Notes. In structuring the economic terms of the Notes, we seek to provide investors with what we believe to be commercially reasonable terms and to provide MLPF&S with compensation for its services in developing the Notes.

If you sell your Notes prior to the stated maturity date, you will receive a price determined by market conditions for the Notes. This price may be influenced by many factors, such as interest rates, volatility and the prevailing level of the Index. In addition, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be affected by the factors that we considered in setting the economic terms of the Notes, namely the underwriting discount paid in respect of the Notes, and compensation for developing and hedging the product. Depending on the impact of these factors, you may receive significantly less than the $10 original public offering price per unit of your Notes if sold before the stated maturity date.

In a situation where there had been no movement in the level of the Index and no changes in the market conditions from those existing on the date of this pricing supplement, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be lower than the original issue price. This is due to, among other things, our costs of developing, hedging and distributing the Notes. Any potential purchasers of your Notes in the secondary market are unlikely to consider these factors.

What is the role of MLPF&S?

MLPF&S, our subsidiary, is the underwriter for the offering and sale of the Notes. After the initial offering, MLPF&S intends to buy and sell Notes to create a secondary market for holders of the Notes, and may stabilize or maintain the market price of the Notes during their initial distribution. However, MLPF&S will not be obligated to engage in any of these market activities or continue them once it has started.

MLPF&S will also be our agent for purposes of determining, among other things, the Starting Value and the Ending Value, and calculating the Redemption Amount (in such capacity, the “Calculation Agent”). Under certain circumstances, these duties could result in a conflict of interest between MLPF&S, as our subsidiary, and its responsibilities as Calculation Agent.

What is ML&Co.?

Merrill Lynch & Co., Inc. is a holding company with various subsidiaries and affiliated companies that provide investment, financing, insurance and related services on a global basis.

For information about ML&Co., see the section entitled “Merrill Lynch & Co., Inc.” in the accompanying general prospectus supplement. You should also read other documents ML&Co. has filed with the Securities and Exchange Commission, which you can find by referring to the sections entitled “Where You Can Find More Information” and “Incorporation of Information We File with the SEC” in the accompanying general prospectus supplement and prospectus.

RISK FACTORS

Your investment in the Notes will involve risks. You should carefully consider the following discussion of risks and the discussion of risks included in the accompanying MTN prospectus supplement before deciding whether an investment in the Notes is suitable for you.

Your investment may result in a loss

We will not repay you a fixed amount of principal on the Notes on the maturity date. The Redemption Amount will depend on the direction of and percentage change in the level of the Index from the Starting Value to the Ending Value of the Index. Because the level of the Index is subject to market fluctuations, the Redemption Amount you receive may be less than the $10 original public offering price per unit of the Notes. If the Ending Value is greater than the Threshold Value, the Redemption Amount will be less than the $10 original public offering price per unit of the Notes. As a result, you may receive less, and possibly significantly less, than the $10 original public offering price per unit.

The level of the Index has not decreased during the most recent 14-month period

Historical month-end closing levels of the Index from January 2002 to April 2007 are presented in a table and a graph in the section entitled “The Index—Historical Data on the Index” in this pricing supplement. The level of the Index did not decrease during any 14-month period ending May 31, 2005 or later. Although historical data on the Index is not necessarily indicative of the future performance of the Index, you should consider this information prior to making an investment in the Notes.

Your yield may be lower than the yield on other debt securities of comparable maturity

The yield that you will receive on your Notes, which could be negative, may be less than the return you could earn on other investments. Your yield may be less than the yield you would earn if you bought a traditional interest bearing debt security of ML&Co. with the same stated maturity date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money. Unlike traditional interest bearing debt securities, the Notes do not guarantee the return of a principal amount on the maturity date.

You must rely on your own evaluation of the merits of an investment linked to the Index

In the ordinary course of their businesses, affiliates of ML&Co. from time to time express views on expected movements in the U.S. equity market. These views are sometimes communicated to clients who participate in the equity markets. However, the future direction of the U.S. stock market, including the Index, will depend upon complex economic, political and other developments as to which investment professionals may take widely varying views. Consequently, other investment professionals may have different views from those of our affiliates regarding the expected movement of the Index from the Starting Value to the Ending Value. In connection with your purchase of the Notes, you should rely on your own views of the prospect of the U.S. equity market as represented by the Index and your own evaluation of the performance of the Index in various economic environments. The Notes are being offered to investors who believe that the Index will decline from the Starting Value to the Ending Value. Our offer of the Notes does not represent an investment recommendation by Merrill Lynch or any of its affiliates. We cannot assure you of the direction of or percentage change in the level of the Index from the Starting Value to the Ending Value.

Your return on the Notes is limited and will not reflect the return on an investment in the stocks included the Index

If the Ending Value of the Index is greater than the Starting Value and less than or equal to the Threshold Value, you will receive only the return of your original investment at maturity, with no additional return on your investment. If the Ending Value of the Index is greater than the Threshold Value, your investment will result in a loss, and possibly a significant loss.

If the level of the Index decreases from the Starting Value to the Ending Value, you will receive a return on your investment at maturity. However, the opportunity to participate in the possible decreases in the level of the Index through an investment in the Notes is limited because the Redemption Amount will never exceed the Capped

Value, which will represent an appreciation of between 18% and 22% over the $10 original public offering price per unit of the Notes. Even if the Ending Value is less than the Starting Value by more than the Capped Value, you will not receive more than the Capped Value at maturity.

In addition, your return will not reflect the return you would realize if you actually owned the Underlying Stocks included in the Index and received the dividends paid on those stocks.

There may be an uncertain trading market for the Notes and the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date will be affected by this and other important factors including our costs of developing, hedging and distributing the Notes

We have applied to have the Notes listed on AMEX under the trading symbol “DGD”. If approval of this application is granted, the Notes will be listed on AMEX at the time of such approval. We make no representation, however, that the Notes will be listed on AMEX, or, if listed, will remain listed for the entire term of the Notes. In any event, you should be aware that the listing of the Notes on AMEX does not necessarily ensure that a trading market will develop for the Notes. If a trading market does develop, there can be no assurance that there will be liquidity in the trading market. The development of a trading market for the Notes will depend on our financial performance and other factors, including changes in the level of the Index.

If the trading market for the Notes is limited, there may be a limited number of buyers for your Notes if you do not wish to hold your investment until the stated maturity date. This may affect the price you receive.

If a market-maker (which may be MLPF&S) makes a market in the Notes, the price it quotes would reflect any changes in market conditions and other relevant factors. In addition, the price at which you could sell your Notes in a secondary market transaction is expected to be affected by factors that we considered in setting the economic terms of the Notes, namely the underwriting discount paid in respect of the Notes and other costs associated with the Notes, and compensation for developing and hedging the product. This listed price could be higher or lower than the original issue price. MLPF&S is not obligated to make a market in the Notes.

Assuming there is no change in the level of the Index and no change in market conditions or any other relevant factors, the price at which a purchaser (which may include MLPF&S) might be willing to purchase your Notes in a secondary market transaction is expected to be lower than the original issue price. This is due to, among other things, the fact that the original issue price included, and secondary market prices are likely to exclude, underwriting discount paid with respect to, and the developing and hedging costs associated with, the Notes.

Dow Jones or the editors of the WSJ may adjust the Index in a way that affects its level, and neither Dow Jones nor the editors of the WSJ have an obligation to consider your interests

Dow Jones is responsible for calculating and maintaining the Index and the editors of the WSJ are responsible for selecting the Underlying Stocks. The editors of the WSJ can add, delete or substitute the Underlying Stocks. You should realize that the changing of companies included in the Index may affect the Index as a newly added company may perform significantly better or worse than the company or companies it replaces. Additionally, Dow Jones may alter, discontinue or suspend calculation or dissemination of the Index or make other methodological changes that could change the level of the Index. Any of these actions could adversely affect the value of the Notes. Neither Dow Jones nor the editors of the WSJ have an obligation to consider your interests in calculating or revising the Index. See “The Index”.

Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor

The trading value of the Notes will be affected by factors that interrelate in complex ways. The effect of one factor may offset the increase in the trading value of the Notes caused by another factor and the effect of one factor may exacerbate the decrease in the trading value of the Notes caused by another factor. For example, an increase in United States interest rates may offset some or all of any increase in the trading value of the Notes attributable to another factor, such as a decrease in the level of the Index. The following paragraphs describe the expected impact on the trading value of the Notes given a change in a specific factor, assuming all other conditions remain constant.

The level of the Index is expected to affect the trading value of the Notes. We expect that the trading value of the Notes will depend substantially on the amount, if any, by which the level of the Index is below or is not below the Starting Value. However, if you choose to sell your Notes when the level of the Index is below the Starting Value, you may receive substantially less than the amount that would be payable on the maturity date based on this value because of the expectation that the level of the Index will continue to fluctuate until the Ending Value is determined. In addition, because the payment on the maturity date on the Notes will not exceed the Capped Value, we do not expect that the Notes will trade in the secondary market above the Capped Value.

Changes in the volatility of the Index are expected to affect the trading value of the Notes. Volatility is the term used to describe the size and frequency of price and/or market fluctuations. If the volatility of the Index increases or decreases, the trading value of the Notes may be adversely affected.

Changes in the levels of interest rates are expected to affect the trading value of the Notes. We expect that changes in interest rates will affect the trading value of the Notes. Generally, if United States interest rates increase, the value of outstanding debt securities tends to decline and, conversely, if United States interest rates decrease, the value of outstanding debt securities tends to increase. In addition, increases in United States interest rates may decrease the level of the Index, which would generally tend to increase the trading value of the Notes, and, conversely, decreases in United States interest rates may increase the level of the Index, which would generally tend to decrease the trading value of the Notes.

Changes in dividend yields on the stocks included in the Index are expected to affect the trading value of the Notes. In general, if dividend yields on the stocks included in the Index increase, we expect that the trading value of the Notes will increase and, conversely, if dividend yields on these stocks decrease, we expect that the trading value of the Notes will decrease.

As the time remaining to the stated maturity date of the Notes decreases, the “time premium” associated with the Notes is expected to decrease. We anticipate that before their stated maturity date, the Notes may trade at a value above that which would be expected based on factors such as the level of interest rates and the level of the Index. This difference will reflect a “time premium” due to expectations concerning the level of the Index during the period before the stated maturity date of the Notes. However, as the time remaining to the stated maturity date of the Notes decreases, we expect that this time premium will decrease, lowering the trading value of the Notes.

Changes in our credit ratings may affect the trading value of the Notes. Our credit ratings are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in our credit ratings may affect the trading value of the Notes. However, because the return on your Notes is dependent upon factors in addition to our ability to pay our obligations under the Notes, such as the percentage decrease, if any, in the level of the Index from the Starting Value to the Ending Value, an improvement in our credit ratings will not reduce the other investment risks related to the Notes.

In general, assuming all relevant factors are held constant, we expect that the effect on the trading value of the Notes of a given change in some of the factors listed above will be less if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes. We expect, however, that the effect on the trading value of the Notes of a given change in the level of the Index will be greater if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes.

Purchases and sales by us and our affiliates may affect your return

We and our affiliates may from time to time buy or sell the stocks included in the Index or futures or options contracts on the Index for our own accounts for business reasons and expect to enter into these transactions in connection with hedging our obligations under the Notes. These transactions could affect the price of these stocks and, in turn, the level of the Index in a manner that could be adverse to your investment in the Notes. Any purchases or sales by us, our affiliates or others on our behalf on or before the Pricing Date may temporarily increase or decrease the prices of the stocks included in the Index. Temporary increases or decreases in the market prices of these stocks may also occur as a result of the purchasing activities of other market participants. Consequently, the prices of these stocks may change subsequent to the Pricing Date, affecting the level of the Index and therefore the trading value of the Notes.

Potential conflicts of interest could arise

MLPF&S, our subsidiary, is our agent for the purposes of determining the Starting Value and the Ending Value, and calculating the Redemption Amount. Under certain circumstances, MLPF&S as our subsidiary and in its responsibilities as Calculation Agent for the Notes could give rise to conflicts of interest. These conflicts could occur, for instance, in connection with its determination as to whether the level of the Index can be calculated on a particular trading day, or in connection with judgments that it would be required to make in the event of a discontinuance or unavailability of the Index. See the sections entitled “Description of the Notes—Payment at Maturity,” “—Adjustments to the Index” and “—Discontinuance of the Index” in this pricing supplement. MLPF&S is required to carry out its duties as Calculation Agent in good faith and using its reasonable judgment. However, because we control MLPF&S, potential conflicts of interest could arise.

We expect to enter into arrangements to hedge the market risks associated with our obligation to pay the Redemption Amount due on the maturity date on the Notes. We may seek competitive terms in entering into the hedging arrangements for the Notes, but are not required to do so, and we may enter into such hedging arrangements with one of our subsidiaries or affiliated companies. Such hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, but which could also result in a loss for the hedging counterparty.

ML&Co. or its affiliates may presently or from time to time engage in business with one or more of the companies included in the Index including extending loans to, or making equity investments in, those companies or providing advisory services to those companies, including merger and acquisition advisory services. In the course of business, ML&Co. or its affiliates may acquire non-public information relating to those companies and, in addition, one or more affiliates of ML&Co. may publish research reports about those companies. ML&Co. does not make any representation to any purchasers of the Notes regarding any matters whatsoever relating to the companies included in the Index. Any prospective purchaser of the Notes should undertake an independent investigation of the companies included in the Index as in its judgment is appropriate to make an informed decision regarding an investment in the Notes. The composition of those companies does not reflect any investment recommendations of ML&Co. or its affiliates.

Tax consequences are uncertain

You should consider the tax consequences of investing in the Notes, aspects of which are uncertain. See the section entitled “United States Federal Income Taxation” in this pricing supplement.

DESCRIPTION OF THE NOTES

ML&Co. will issue the Notes as part of a series of senior unsecured debt securities entitled “Medium-Term Notes, Series C,” which is more fully described in the MTN prospectus supplement, under the 1983 Indenture, which is more fully described in the accompanying general prospectus supplement. The Bank of New York has succeeded JPMorgan Chase Bank, N.A. as the trustee under such indenture. The Notes will mature on September     , 2008. Information included in this pricing supplement supersedes information in the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to the extent that it is different from that information. The CUSIP number for the Notes is                     .

The Notes will not be subject to redemption by ML&Co. or repayment at the option of any holder of the Notes before the maturity date.

ML&Co. will issue the Notes in denominations of whole units each with a $10 original public offering price per unit. You may transfer the Notes only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled “Description of Debt Securities—Depositary” in the accompanying general prospectus supplement.

The Notes will not have the benefit of any sinking fund and there is no principal protection on the Notes and therefore you will not receive a fixed amount on the Notes at maturity.

Payment on the Maturity Date

On the maturity date, you will be entitled to receive a cash payment per unit in United States dollars equal to the Redemption Amount per unit, as provided below. There will be no other payments of interest, periodic or otherwise, on the Notes.

Determination of the Redemption Amount

The “Redemption Amount” per unit, denominated in U.S. dollars, will be determined by the Calculation Agent and will equal:

(i)	If the Ending Value is less than the Starting Value:

$10 +	($50 ×	(	Starting Value – Ending Value	))	;
Starting Value

provided, however, the Redemption Amount per unit will not exceed an amount which will be between $11.80 and $12.20 per unit (the “Capped Value”). The actual Capped Value will be determined on the date the Notes are priced for initial sale to the public (the “Pricing Date”) and will be set forth in the final pricing supplement made available in connection with sales of the Notes.

(ii)	If the Ending Value is equal to or greater than the Starting Value, but less than or equal to the Threshold Value, $10.00 per unit.

(iii)	If the Ending Value is greater than the Threshold Value:

$10 –	($10 ×	(	Ending Value – Threshold Value	))	;
Starting Value

but the Redemption Amount per unit will not be less than zero.

The “Starting Value” will equal the closing level of the Dow Jones Industrial Average (the “Index”) on the Pricing Date and will be set forth in the final pricing supplement made available in connection with sales of the Notes.

The “Ending Value” will be determined by the Calculation Agent and will equal the average of the closing levels of the Index determined on the first five Calculation Days during the Calculation Period. If there are fewer than five Calculation Days during the Calculation Period, then the Ending Value will equal the average of the closing levels of the Index on those Calculation Days. If there is only one Calculation Day during the Calculation Period, then the Ending Value will equal the closing level of the Index on that Calculation Day. If no Calculation Days occur during the Calculation Period, then the Ending Value will equal the closing level of the Index determined (or, if not determinable, estimated by the Calculation Agent in a manner which is considered commercially reasonable under the circumstances) on the last scheduled Index Business Day in the Calculation Period, regardless of the occurrence of a Market Disruption Event (as described below) on that scheduled Index Business Day.

The “Threshold Value” will equal 110% of the Starting Value.

The “Calculation Period” means the period from and including the seventh scheduled Index Business Day before the maturity date to and including the second scheduled Index Business Day before the maturity date.

A “Calculation Day” means any Index Business Day during the Calculation Period on which a Market Disruption Event has not occurred.

An “Index Business Day” means a day on which the New York Stock Exchange (the “NYSE”), the American Stock Exchange (the “AMEX”) and The Nasdaq Stock Market (the “Nasdaq”) are open for trading and the Index or any successor index is calculated and published.

“Market Disruption Event” means either of the following events as determined by the Calculation Agent:

(A)	the suspension of or material limitation on trading, in each case, for more than two hours of trading, or during the one-half hour period preceding the close of trading, on the primary exchange on which the stocks included in the Index or any successor index trade as determined by the Calculation Agent (without taking into account any extended or after-hours trading session), in 20% or more of the stocks which then comprise the Index or any successor index; or

(B)	the suspension of or material limitation on trading, in each case, for more than two hours of trading, or during the one-half hour period preceding the close of trading, on the primary exchange that trades options contracts or futures contracts related to the stocks included in the Index as determined by the Calculation Agent (without taking into account any extended or after-hours trading session), whether by reason of movements in price otherwise exceeding levels permitted by the relevant exchange or otherwise, in option contracts or futures contracts related to the Index, or any successor index.

For the purpose of determining whether a Market Disruption Event has occurred:

(1)	a limitation on the hours in a trading day and/or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the relevant exchange;

(2)	a decision to permanently discontinue trading in the relevant futures or options contracts related to the Index, or any successor index, will not constitute a Market Disruption Event;

(3)	a suspension in trading in a futures or options contract on the Index, or any successor index, by a major securities market by reason of (a) a price change violating limits set by that securities market, (b) an imbalance of orders relating to those contracts or (c) a disparity in bid and ask quotes relating to those contracts will constitute a suspension of or material limitation on trading in futures or options contracts related to the Index;

(4)	a suspension of or material limitation on trading on the relevant exchange will not include any time when that exchange is closed for trading under ordinary circumstances; and

(5)	for the purpose of clause (A) above, any limitations on trading during significant market fluctuations under NYSE Rule 80B, or any applicable rule or regulation enacted or promulgated by the NYSE or any other self regulatory organization or the Securities and Exchange

Commission of similar scope as determined by the Calculation Agent, will be considered “material”.

All determinations made by the Calculation Agent, absent a determination of a manifest error, will be conclusive for all purposes and binding on ML&Co. and the holders and beneficial owners of the Notes.

Hypothetical Returns

The following table illustrates, for the hypothetical Starting Value of 13,476.70, the closing value of the Index on May 17, 2007, a hypothetical Threshold Value of 14,824.37 and a range of hypothetical Ending Values of the Index:

•	the percentage change from the hypothetical Starting Value to the hypothetical Ending Value;

•	the total amount payable on the maturity date per unit;

•	the total rate of return to holders of the Notes;

•	the pretax annualized rate of return to holders of the Notes; and

•	the pretax annualized rate of return of an investment in the stocks included in the Index, which includes an assumed aggregate dividend yield of 2.10% per annum, as more fully described below.

The table below assumes a Capped Value of $12.00, the midpoint of the range of $11.80 and $12.20.

Hypothetical Ending Value	Percentage change from the hypothetical Starting Value to the hypothetical Ending Value	Total amount payable on the maturity date per unit	Total rate of return on the Notes	Pretax annualized rate of return on the Notes(1)	Pretax annualized rate of return of the stocks included in the Index (1)(2)
8,086.02	-40.00%	$12.00	20.00%	16.21%	–36.86%
9,433.69	-30.00%	$12.00	20.00%	16.21%	–26.01%
10,781.36	-20.00%	$12.00	20.00%	16.21%	–15.99%
12,129.03	-10.00%	$12.00	20.00%	16.21%	–6.66%
12,668.10	-6.00%	$12.00	20.00%	16.21%	–3.09%
12,870.25	-4.50%	$12.00 (4)	20.00%	16.21%	–1.77%
13,072.40	-3.00%	$11.50	15.00%	12.31%	–0.47%
13,274.55	-1.50%	$10.75	7.50%	6.28%	0.82%
13,476.70 (3)	0.00%	$10.00	0.00%	0.00%	2.11%
14,150.54	5.00%	$10.00	0.00%	0.00%	6.30%
14,824.37 (5)	10.00%	$10.00	0.00%	0.00%	10.39%
16,172.04	20.00%	$9.00	–10.00%	–8.81%	18.26%
17,519.71	30.00%	$8.00	–20.00%	–18.19%	25.76%
18,867.38	40.00%	$7.00	–30.00%	–28.28%	32.95%
20,215.05	50.00%	$6.00	–40.00%	–39.23%	39.85%
21,562.72	60.00%	$5.00	–50.00%	–51.28%	46.49%
22,910.39	70.00%	$4.00	–60.00%	–64.81%	52.90%

(1)	The annualized rates of return specified in this column are calculated on a semiannual bond equivalent basis and assume an investment term from May 18, 2007 to July 18, 2008, a term expected to be equal to that of the Notes.
(2)	This rate of return assumes:
(a)	a percentage change in the aggregate price of the stocks included in the Index that equals the percentage change in the Index from the hypothetical Starting Value to the relevant hypothetical Ending Value;
(b)	a constant dividend yield of 2.10% per annum, paid quarterly from the date of initial delivery of the Notes, applied to the level of the Index at the end of each quarter assuming this value increases or decreases linearly from the hypothetical Starting Value to the applicable hypothetical Ending Value; and
(c)	no transaction fees or expenses.
(3)	This is the hypothetical Starting Value. The actual Starting Value will be determined on the Pricing Date and will be set forth in the final pricing supplement made available in connection with sales of the Notes.

(4)	The total amount payable on the maturity date per unit of the Notes cannot exceed the Capped Value, which for purposes of calculating these hypothetical returns has been assumed to equal $12.00 (the midpoint of the range of $11.80 and $12.20).
(5)	This is the hypothetical Threshold Value. Investors will receive $10 per unit if the Ending Value is equal to or less than the Threshold Value, but greater than the Starting Value.

The above figures are for purposes of illustration only. The actual amount received by you and the resulting total and pretax annualized rates of return will depend on the actual Starting Value, Threshold Value, Ending Value, Capped Value and the term of your investment.

Adjustments to the Index

If at any time Dow Jones makes a material change in the formula for or the method of calculating the Index or Dow Jones or the WSJ in any other way materially modifies the Index so that the Index does not, in the opinion of the Calculation Agent, fairly represent the level of the Index had those changes or modifications not been made, then, from and after that time, the Calculation Agent will, at the close of business in New York, New York, on each date that the closing level of the Index is to be calculated, make any adjustments as, in the good faith judgment of the Calculation Agent, may be necessary in order to arrive at a calculation of a level of a stock index comparable to the Index as if those changes or modifications had not been made, and calculate the closing level with reference to the Index, as so adjusted. For example, if the method of calculating the Index is modified so that the level of the Index is a fraction or a multiple of what it would have been if it had not been modified, then the Calculation Agent will adjust the Index in order to arrive at a level of the Index as if it had not been modified.

Discontinuance of the Index

If Dow Jones discontinues publication of the Index and Dow Jones or another entity publishes a successor or substitute index that the Calculation Agent determines, in its sole discretion, to be comparable to the Index (a “successor index”), then, upon the Calculation Agent’s notification of that determination to the trustee and ML&Co., the Calculation Agent will substitute the successor index as calculated by Dow Jones or any other entity for the Index and calculate the Ending Value as described above under “—Payment on the Maturity Date”. Upon any selection by the Calculation Agent of a successor index, ML&Co. will cause notice to be given to holders of the Notes.

In the event that Dow Jones discontinues publication of the Index and:

•	the Calculation Agent does not select a successor index; or

•	the successor index is not published on any of the Calculation Days,

the Calculation Agent will compute a substitute level for the Index in accordance with the procedures last used to calculate the Index before any discontinuance. If a successor index is selected or the Calculation Agent calculates a level as a substitute for the Index as described below, the successor index or level will be used as a substitute for the Index for all purposes, including the purpose of determining whether a Market Disruption Event exists.

If Dow Jones discontinues publication of the Index before the Calculation Period and the Calculation Agent determines that no successor index is available at that time, then on each Business Day until the earlier to occur of:

•	the determination of the Ending Value; and

•	a determination by the Calculation Agent that a successor index is available,

the Calculation Agent will determine the value that would be used in computing the Redemption Amount as described in the preceding paragraph as if that day were a Calculation Day. The Calculation Agent will cause notice of each value to be published not less often than once each month in The Wall Street Journal or another newspaper of general circulation and arrange for information with respect to these values to be made available by telephone.

A “Business Day” is any day on which the NYSE, the AMEX and the Nasdaq are open for trading.

Notwithstanding these alternative arrangements, discontinuance of the publication of the Index may adversely affect trading in the Notes.

Events of Default and Acceleration

In case an Event of Default with respect to any Notes has occurred and is continuing, the amount payable to a holder of a Note upon any acceleration permitted by the Notes, with respect to each $10 original public offering price per unit, will be equal to the Redemption Amount per unit, calculated as though the date of acceleration were the stated maturity date of the Notes.

In case of default in payment of the Notes, whether on the stated maturity date or upon acceleration, from and after that date the Notes will bear interest, payable upon demand of their holders, at the then current Federal Funds Rate, reset daily, as determined by reference to Reuters page FEDFUNDS1 under the heading “EFFECT”, to the extent that payment of such interest shall be legally enforceable, on the unpaid amount due and payable on that date in accordance with the terms of the Notes to the date payment of that amount has been made or duly provided for. “Reuters page FEDFUNDS1” means such page or any successor page, or page on a successor service, displaying such rate. If the Federal Funds Rate cannot be determined by reference to Reuters page FEDFUNDS1, such rate will be determined in accordance with the procedures set forth in the accompanying MTN prospectus supplement relating to the determination of the Federal Funds Rate in the event of the unavailability of Moneyline Telerate page 120.

THE INDEX

All disclosure contained in this pricing supplement regarding the Index, including, without limitation, its make-up, method of calculation and changes in its components has been derived from publicly available sources. The information reflects the policies of Dow Jones as stated in these sources and these policies are subject to change at the discretion of Dow Jones. ML&Co. and MLPF&S have not independently verified the accuracy or completeness of that information.

The Index is a price-weighted index (i.e., the weight of a component stock in the Index is based on its price per share rather than the total market capitalization of the issuer of the component stock) comprised of 30 common stocks chosen by the editors of The Wall Street Journal (the “WSJ”), which is published by Dow Jones, as representative of the broad market of U.S. industry. The Index is not limited to traditionally defined industrial stocks. Instead, the Index serves as a measure of the entire U.S. market, covering such diverse industries as financial services, technology, retail, entertainment and consumer goods. Although there are no pre-determined criteria for inclusion of a component stock, the corporations represented in the Index are U.S. companies that tend to be leaders within their respective industries, with stocks that are typically widely held by individuals as well as institutional investors. Changes in the composition of the Index are made entirely by the editors of the WSJ without consultation with the corporations represented in the Index, any stock exchange, any official agency or ML&Co. Changes to the component stocks included in the Index tend to be made infrequently. Historically, most changes to the component stocks of the Index have been the result of corporate acquisitions or other dramatic shifts in a component stock’s core business, but, from time to time, changes may be made to achieve what the editors of the WSJ deem to be a more accurate representation of the broad market of U.S. industry. When such an event necessitates that one component stock be replaced, the entire Index is review and as a result, multiple component stock changes are often implemented simultaneously. In choosing a new corporation for the Index, the editors of the WSJ look for leading industrial companies with a successful history of growth and wide interest among investors. The component stocks of the Index may be changed at any time for any reason. Dow Jones, publisher of the WSJ, is not affiliated with ML&Co. and has not participated in any way in the creation of the Notes.

The Index initially consisted of 12 common stocks and was first published in the WSJ in 1896. The Index was increased to include 20 common stocks in 1916 and to 30 common stocks in 1928. The number of common stocks in the Index has remained at 30 since 1928, and, in an effort to maintain continuity, the constituent corporations represented in the Index have been changed on a relatively infrequent basis.

The level of the Index is the sum of the primary exchange prices of each of the 30 component stocks included in the Index, divided by a divisor that is designed to provide a meaningful continuity in the level of the Index. Because the Index is price-weighted, stock splits or changes in the component stocks could result in distortions in the Index level. In order to prevent these distortions related to extrinsic factors, the divisor is periodically changed in accordance with a mathematical formula that reflects adjusted proportions within the Index. The current divisor of the Index is published daily in the WSJ and other publications. In addition, other statistics based on the Index may be found in a variety of publicly available sources.

The following table presents the listing symbol, industry group, price per share, total number of shares outstanding and market capitalization for each of the component stocks in the Dow Jones Industrial Average based on publicly available information on May 17, 2007.

Issuer of Component Stock(1)	Symbol	Industry_	Price Per Share(2)	Total Shares Outstanding(2)	Market Capitalization (in Millions)(2)
Alcoa Inc.	AA	Metals & Mining	39.15	869.524	34,042
American International Group	AIG	Insurance	72.23	2,594.237	187,382
American Express Company	AXP	Consumer Finance	63.56	1,188.615	75,548
The Boeing Company	BA	Aerospace & Defense	96.84	787.401	76,252
Citigroup Inc.	C	Diversified Financial Services	54.78	4,946.439	270,966
Caterpillar Inc.	CAT	Machinery	74.84	640.396	47,927
E.I. du Pont de Nemours and Company	DD	Chemicals	51.91	923.674	47,948
The Walt Disney Company	DIS	Media	35.99	1,981.629	71,319
General Electric Company	GE	Industrial Conglomerates	36.53	10,288.157	375,826
General Motors Corporation	GM	Automobiles	31.59	565.744	17,872
The Home Depot, Inc.	HD	Specialty Retail	38.30	1,969.535	75,433
Honeywell International Inc.	HON	Aerospace & Defense	58.22	779.718	45,395
Hewlett-Packard Company	HPQ	Computers & Peripherals	44.86	2,676.447	120,065
International Business Machines Corp.	IBM	Computers & Peripherals	105.31	1,484.827	156,367
Intel Corporation	INTC	Semiconductors	22.23	5,810.000	129,156
Johnson & Johnson	JNJ	Pharmaceuticals	62.75	2,896.558	181,759
JPMorgan Chase & Co.	JPM	Diversified Financial Services	52.56	3,416.115	179,551
The Coca-Cola Company	KO	Beverages	52.20	2,309.870	120,575
McDonald’s Corporation	MCD	Hotels, Restaurants & Leisure	52.26	1,193.876	62,392
3M Company	MMM	Industrial Conglomerates	86.67	720.205	62,420
Altria Group Inc.	MO	Tobacco	69.70	2,103.246	146,596
Merck & Co., Inc.	MRK	Pharmaceuticals	52.46	2,167.273	113,695
Microsoft Corporation	MSFT	Software	30.98	9,566.809	296,380
Pfizer Inc.	PFE	Pharmaceuticals	27.36	7,018.263	192,020
The Procter & Gamble Company	PG	Household Products	63.37	3,148.924	199,547
AT&T Inc.	T	Diversified Telecommunication	41.26	6,165.556	254,391
United Technologies Corporation	UTX	Aerospace & Defense	69.37	994.430	68,984
Verizon Communications Inc.	VZ	Diversified Telecommunication	42.14	2,903.364	122,348
Wal-Mart Stores, Inc.	WMT	Food & Staples Retailing	47.11	4,124.451	194,303
Exxon Mobil Corporation	XOM	Oil, Gas & Consumable Fuels	81.80	5,633.270	460,801
		Total Market Capitalization			4,387,261
		Average Market Capitalization			146,242

(1)	The inclusion of a component stock in the Dow Jones Industrial Average should not be considered a recommendation to buy or sell that stock, and neither ML&Co. nor any of its affiliates make any representation to any purchaser of the Notes as to the performance of the Dow Jones Industrial Average or any component stock included in the Dow Jones Industrial Average. Beneficial owners of the Notes will not have any right to the component stocks included in the Dow Jones Industrial Average or any dividends paid on those stocks.
(2)	Information obtained from Bloomberg Financial Markets.

Historical data on the Index

The following table sets forth the closing levels of the Index at the end of each month in the period from January 2002 through April 2007. This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the Index during any period set forth below is not an indication that the Index is more or less likely to increase or decrease at any time during the term of the Notes.

	2002	2003	2004	2005	2006	2007
January	9,920.00	8,053.81	10,488.07	10,489.94	10,864.86	12,621.69
February	10,106.13	7,891.08	10,583.92	10,766.23	10,993.41	12,268.63
March	10,403.94	7,992.13	10,357.70	10,503.76	11,109.32	12,354.35
April	9,946.22	8,480.09	10,225.57	10,192.51	11,367.14	13,062.91
May	9,925.25	8,850.26	10,188.45	10,467.48	11,168.31
June	9,243.26	8,985.44	10,435.48	10,275.00	11,150.22
July	8,736.59	9,233.80	10,139.71	10,640.91	11,185.68
August	8,663.50	9,415.82	10,173.92	10,481.60	11,381.15
September	7,591.93	9,275.06	10,080.27	10,568.70	11,679.07
October	8,397.03	9,801.12	10,027.47	10,440.07	12,080.73
November	8,896.09	9,782.46	10,428.02	10,805.87	12,221.93
December	8,341.63	10,453.92	10,783.01	10,717.50	12,463.15

The following graph sets forth the historical performance of the Index presented in the preceding table. Past movements of the Index are not necessarily indicative of the future performance of the Index. On May 17, 2007 the closing level of the Index was 13,476.70.

License Agreement

Dow Jones and MLPF&S have entered into a non-exclusive license agreement providing for the license to MLPF&S, in exchange for a fee, of the right to use indices owned and published by Dow Jones in connection with some securities, including the Notes and ML&Co. is an authorized sublicensee of MLPF&S.

The license agreement between Dow Jones and MLPF&S provides that the following language must be stated in this pricing supplement:

The Notes are not sponsored, endorsed, sold or promoted by Dow Jones. Dow Jones makes no representation or warranty, express or implied, to the owners of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly. Dow Jones’ only relationship to the ML&Co. and MLPF&S is the licensing of certain trademarks, trade names and service marks of Dow Jones and of the Dow Jones Industrial AverageSM, which is determined, composed and calculated by Dow Jones without regard to ML&Co., MLPF&S or the Notes. Dow Jones has no obligation to take the needs of ML&Co., MLPF&S or the owners of the Notes into consideration in determining, composing or calculating Dow Jones Industrial AverageSM. Dow Jones is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. Dow Jones has no obligation or liability in connection with the administration, marketing or trading of the Notes.

DOW JONES DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE DOW JONES INDUSTRIAL AVERAGESM OR ANY DATA INCLUDED THEREIN AND DOW JONES SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. DOW JONES MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY ML&CO., MLPF&S, OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE DOW JONES INDUSTRIAL AVERAGESM OR ANY DATA INCLUDED THEREIN. DOW JONES MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DOW JONES INDUSTRIAL AVERAGESM OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN DOW JONES AND ML&CO. AND MLPF&S.

The licensing agreement between MLPF&S and Dow Jones is solely for their benefit and not for the benefit of the owners of the Notes or any other third parties.

UNITED STATES FEDERAL INCOME TAXATION

Set forth in full below is the opinion of Sidley Austin LLP, counsel to ML&Co. (“Tax Counsel”). As the law applicable to the United States federal income taxation of instruments such as the Notes is technical and complex, the discussion below necessarily represents only a general summary. The following discussion is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including changes in effective dates) or possible differing interpretations. The discussion below supplements the discussion set forth under the section entitled “United States Federal Income Taxation” that is contained in the accompanying MTN prospectus supplement and supersedes that discussion to the extent that it contains information that is inconsistent with that contained in the accompanying MTN prospectus supplement. The discussion below deals only with Notes held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, real estate investment trusts, tax-exempt entities or persons holding Notes in a tax-deferred or tax-advantaged account (except to the extent specifically discussed below), dealers in securities or currencies, traders in securities that elect to mark to market, persons subject to the alternative minimum tax, persons holding Notes as a hedge against currency risks, as a position in a “straddle” or as part of a “hedging”, “conversion” or “integrated” transaction for tax purposes, or persons whose functional currency is not the United States dollar. It also does not deal with holders other than original purchasers. If a partnership holds the Notes, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Thus, persons who are partners in a partnership holding the Notes should consult their own tax advisors. Moreover, all persons considering the purchase of the Notes should consult their own tax advisors concerning the application of United States federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the Notes arising under the laws of any other taxing jurisdiction.

As used herein, the term “U.S. Holder” means a beneficial owner of a Note that is for United States federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation or a partnership (including an entity treated as a corporation or a partnership for United States federal income tax purposes) that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia (unless, in the case of a partnership, Treasury regulations are adopted that provide otherwise), (iii) an estate the income of which is subject to United States federal income tax regardless of its source, (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (v) any other person whose income or gain in respect of a Note is effectively connected with the conduct of a United States trade or business. Certain trusts not described in clause (iv) above in existence on August 20, 1996, that elect to be treated as United States persons will also be U.S. Holders for purposes of the following discussion. As used herein, the term “non-U.S. Holder” means a beneficial owner of a Note that is not a U.S. Holder.

General

There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization and treatment, for United States federal income tax purposes, of the Notes or securities with terms substantially the same as the Notes. Accordingly, the proper United States federal income tax characterization and treatment of the Notes is uncertain. Pursuant to the terms of the Notes, ML&Co. and every holder of a Note agree (in the absence of an administrative determination, judicial ruling or other authoritative guidance to the contrary) to characterize and treat a Note for all tax purposes as a pre-paid cash-settled forward contract linked to the level of the Index. In the opinion of Tax Counsel, this characterization and tax treatment of the Notes, although not the only reasonable characterization and tax treatment, is based on reasonable interpretations of law currently in effect and, even if successfully challenged by the Internal Revenue Service (the “IRS”), will not result in the imposition of penalties. The characterization and tax treatment of the Notes described above is not, however, binding on the IRS or the courts. No statutory, judicial or administrative authority directly addresses the characterization and treatment of the Notes or instruments similar to the Notes for United States federal income tax purposes, and no ruling is being requested from the IRS with respect to the Notes.

Due to the absence of authorities that directly address instruments that are similar to the Notes, significant aspects of the United States federal income tax consequences of an investment in the Notes are not certain, and no assurance can be given that the IRS or the courts will agree with the characterization and tax treatment described above. Accordingly, prospective purchasers are urged to consult their own tax advisors regarding the United States federal income tax consequences of an investment in the Notes (including alternative characterizations and tax treatments of the Notes) and with respect to any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction. Unless otherwise stated, the following discussion is based on the assumption that the characterization and treatment described above is accepted for United States federal income tax purposes.

Tax Treatment of the Notes

Assuming the characterization and tax treatment of the Notes as set forth above, Tax Counsel believes that the following United States federal income tax consequences should result.

Tax Basis. A U.S. Holder’s tax basis in a Note will equal the amount paid by the U.S. Holder to acquire the Note.

Payment on the Maturity Date. Upon the receipt of cash on the maturity date of the Notes, a U.S. Holder will recognize gain or loss. The amount of that gain or loss will be the extent to which the amount of the cash received differs from the U.S. Holder’s tax basis in the Note. It is uncertain whether any such gain or loss would be treated as ordinary income or loss or capital gain or loss. Absent a future clarification in current law (by an administrative determination, judicial ruling or otherwise), where required, ML&Co. intends to report any such gain or loss to the IRS in a manner consistent with the treatment of that gain or loss as capital gain or loss. If any gain or loss is treated as capital gain or loss, then that gain or loss will generally be short-term or long-term capital gain or loss, depending upon the U.S. Holder’s holding period as of the maturity date. The deductibility of capital losses is subject to certain limitations.

Sale or Exchange of the Notes. Upon a sale or exchange of a Note prior to the maturity date of the Notes, a U.S. Holder will generally recognize capital gain or loss in an amount equal to the difference between the amount realized on the sale or exchange and the U.S. Holder’s tax basis in the Note so sold or exchanged. Any such capital gain or loss will generally be short-term or long-term capital gain or loss, depending upon the U.S. Holder’s holding period as of the date of such sale or exchange. As discussed above, the deductibility of capital losses is subject to certain limitations.

Possible Alternative Tax Treatments of an Investment in the Notes

Due to the absence of authorities that directly address the proper characterization and tax treatment of the Notes, no assurance can be given that the IRS will accept, or that a court will uphold, the characterization and tax treatment of the Notes described above. In particular, the IRS could seek to analyze the United States federal income tax consequences of owning the Notes under Treasury regulations governing contingent payment debt instruments (the “CPDI Regulations”).

If the IRS were successful in asserting that the CPDI Regulations applied to the Notes, the timing and character of income thereon would be significantly affected. Among other things, a U.S. Holder would be required to accrue original issue discount on the Notes every year at a “comparable yield” for us, determined at the time of issuance of the Notes. Furthermore, any gain realized on the maturity date or upon a sale or other disposition of the Notes would generally be treated as ordinary income, and any loss realized on the maturity date or upon a sale or other disposition of the Notes would be treated as ordinary loss to the extent of the U.S. Holder’s prior accruals of original issue discount and capital loss thereafter.

Even if the CPDI Regulations do not apply to the Notes, other alternative United States federal income tax characterizations or treatments of the Notes may also be possible, and if applied could also affect the timing and the character of the income or loss with respect to the Notes. Accordingly, prospective purchasers are urged to consult their tax advisors regarding the United States federal income tax consequences of an investment in the Notes.

Unrelated Business Taxable Income

Section 511 of the Internal Revenue Code of 1986, as amended (the “Code”) generally imposes a tax, at regular corporate or trust income tax rates, on the “unrelated business taxable income” of certain tax-exempt organizations, including qualified pension and profit sharing plan trusts and individual retirement accounts. As discussed above, the United States federal income tax characterization and treatment of the Notes is uncertain. Nevertheless, in general, if the Notes are held for investment purposes, the amount of income or gain, if any, realized on the maturity date or upon a sale or exchange of a Note prior to the maturity date, or any income that would accrue to a holder of a Note if the Notes were characterized as contingent payment debt instruments (as discussed above), will not constitute unrelated business taxable income. However, if a Note constitutes debt-

financed property (as defined in Section 514(b) of the Code) by reason of indebtedness incurred by a holder of a Note to purchase the Note, all or a portion of any income or gain realized with respect to such Note may be classified as unrelated business taxable income pursuant to Section 514 of the Code. Moreover, prospective investors in the Notes should be aware that whether or not any income or gain realized with respect to a Note which is owned by an organization that is generally exempt from United States federal income taxation pursuant to Section 501(a) of the Code constitutes unrelated business taxable income will depend upon the specific facts and circumstances applicable to such organization. Accordingly, any potential investors in the Notes that are generally exempt from United States federal income taxation pursuant to Section 501(a) of the Code are urged to consult with their own tax advisors concerning the United States federal income tax consequences to them of investing in the Notes.

Non-U.S. Holders

Based on the characterization and tax treatment of each Note as a pre-paid cash-settled forward contract linked to the level of the Index, in the case of a non-U.S. Holder, a payment made with respect to a Note on the maturity date will not be subject to United States withholding tax, provided that the non-U.S. Holder complies with applicable certification requirements and that the payment is not effectively connected with a United States trade or business of the non-U.S. Holder. Any capital gain realized upon the sale or other disposition of a Note by a non-U.S. Holder will generally not be subject to United States federal income tax if (i) that gain is not effectively connected with a United States trade or business of the non-U.S. Holder and (ii) in the case of an individual non-U.S. Holder, the individual is not present in the United States for 183 days or more in the taxable year of the sale or other disposition, or the gain is not attributable to a fixed place of business maintained by the individual in the United States, and the individual does not have a “tax home” (as defined for United States federal income tax purposes) in the United States.

As discussed above, alternative characterizations and treatments of the Notes for United States federal income tax purposes are possible. Should an alternative characterization and tax treatment of the Notes, by reason of a change or clarification of the law, by regulation or otherwise, cause payments with respect to the Notes to become subject to withholding tax, ML&Co. will withhold tax at the applicable statutory rate. Prospective non-U.S. Holders of the Notes should consult their own tax advisors in this regard.

Backup Withholding

A beneficial owner of a Note may be subject to backup withholding at the applicable statutory rate of United States federal income tax on certain amounts paid to the beneficial owner unless the beneficial owner provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with applicable requirements of the backup withholding rules.

Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against the beneficial owner’s United States federal income tax provided the required information is furnished to the IRS.

ERISA CONSIDERATIONS

Each fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) (a “Plan”), should consider the fiduciary standards of ERISA in the context of the Plan’s particular circumstances before authorizing an investment in the securities. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the Plan.

In addition, we and certain of our subsidiaries and affiliates, including MLPF&S, may be each considered a party in interest within the meaning of ERISA, or a disqualified person within the meaning of the Internal Revenue Code of 1986, as amended (the “Code”), with respect to many Plans, as well as many individual retirement accounts and Keogh plans (also “Plans”). Prohibited transactions within the meaning of ERISA or the Code would likely arise, for example, if the securities are acquired by or with the assets of a Plan with respect to which MLPF&S or any of its affiliates is a party in interest, unless the securities are acquired pursuant to an exemption from the prohibited transaction rules. A violation of these prohibited transaction rules could result in an excise tax or other liabilities under ERISA and/or Section 4975 of the Code for such persons, unless exemptive relief is available under an applicable statutory or administrative exemption.

Under ERISA and various prohibited transaction class exemptions (“PTCEs”) issued by the U.S. Department of Labor, exemptive relief may be available for direct or indirect prohibited transactions resulting from the purchase, holding or disposition of the securities. Those exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts), PTCE 84-14 (for certain transactions determined by independent qualified asset managers), and the exemption under new Section 408(b)(17) of ERISA and new Section 4975(d)(20) of the Code for certain arm’s-length transactions with a person that is a party in interest solely by reason of providing services to Plans or being an affiliate of such a service provider (the “Service Provider Exemption”).

Because we may be considered a party in interest with respect to many Plans, the securities may not be purchased, held or disposed of by any Plan, any entity whose underlying assets include plan assets by reason of any Plan’s investment in the entity (a “Plan Asset Entity”) or any person investing plan assets of any Plan, unless such purchase, holding or disposition is eligible for exemptive relief, including relief available under PTCE 96-23, 95-60, 91-38, 90-1, or 84-14 or the Service Provider Exemption, or such purchase, holding or disposition is otherwise not prohibited. Any purchaser, including any fiduciary purchasing on behalf of a Plan, transferee or holder of the securities will be deemed to have represented, in its corporate and its fiduciary capacity, by its purchase and holding of the securities that either (a) it is not a Plan or a Plan Asset Entity and is not purchasing such securities on behalf of or with plan assets of any Plan or with any assets of a governmental, church or foreign plan that is subject to any federal, state, local or foreign law that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code or (b) its purchase, holding and disposition are eligible for exemptive relief or such purchase, holding and disposition are not prohibited by ERISA or Section 4975 of the Code (or in the case of a governmental, church or foreign plan, any substantially similar federal, state, local or foreign law).

Under ERISA, assets of a Plan may include assets held in the general account of an insurance company which has issued an insurance policy to such plan or assets of an entity in which the Plan has invested. Accordingly, insurance company general accounts that include assets of a Plan must ensure that one of the foregoing exemptions is available. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering purchasing the securities on behalf of or with “plan assets” of any Plan consult with their counsel regarding the availability of exemptive relief under PTCE 96-23, 95-60, 91-38, 90-1 or 84-14 or the Service Provider Exemption.

Purchasers of the securities have exclusive responsibility for ensuring that their purchase, holding and disposition of the securities do not violate the prohibited transaction rules of ERISA or the Code or any similar regulations applicable to governmental or church plans, as described above.

USE OF PROCEEDS AND HEDGING

The net proceeds from the sale of the Notes will be used as described under “Use of Proceeds” in the accompanying general prospectus supplement and to hedge market risks of ML&Co. associated with its obligation to pay the Redemption Amount.

SUPPLEMENTAL PLAN OF DISTRIBUTION

MLPF&S has advised ML&Co. that it proposes initially to offer all or part of the Notes directly to the public on a fixed price basis at the offering prices set forth on the cover of this pricing supplement. After the initial public offering, the public offering prices may be changed. The obligations of MLPF&S are subject to certain conditions and it is committed to take and pay for all of the Notes if any are taken.

EXPERTS

The consolidated financial statements, the related financial statement schedule, and management’s report on the effectiveness of internal control over financial reporting incorporated in this pricing supplement by reference from Merrill Lynch & Co., Inc.’s Annual Report on Form 10-K for the year ended December 29, 2006 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference (which reports (1) expressed an unqualified opinion on the consolidated financial statements and financial statement schedule and include an explanatory paragraph regarding the change in accounting method in 2006 for share-based payments to conform to Statement of Financial Accounting Standard No. 123 (revised 2004), Share-Based Payment, (2) expressed an unqualified opinion on management’s assessment regarding the effectiveness of internal control over financial reporting, and (3) expressed an unqualified opinion on the effectiveness of internal control over financial reporting) and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

With respect to the unaudited condensed consolidated interim financial information for the three-month periods ended March 30, 2007 and March 31, 2006 which is incorporated herein by reference, Deloitte & Touche LLP, an independent registered public accounting firm, have applied limited procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States) for a review of such information. However, as stated in their report included in the Company’s Quarterly Reports on Form 10-Q for the quarter ended March 30, 2007 (which report included an explanatory paragraph regarding the adoption of Statement of Financial Accounting Standards No. 157, “Fair Value Measurement”, Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115,” and FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109.”) and incorporated by reference herein, they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited condensed consolidated interim financial information because those reports are not “reports” or a “part” of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

INDEX OF CERTAIN DEFINED TERMS

Business Day	PS-17
Calculation Agent	PS-7
Calculation Day	PS-14
Calculation Period	PS-14
Capped Value	PS-4
Ending Value	PS-4
Index	PS-3
Index Business Day	PS-14
Market Disruption Event	PS-14
Notes	PS-1
Pricing Date	PS-3
Redemption Amount	PS-4
Starting Value	PS-4
successor index	PS-17
Threshold Value	PS-4

Capitalized terms used in this pricing supplement and not otherwise defined shall have the meanings ascribed to them in the accompanying MTN prospectus supplement, general prospectus supplement and prospectus, as applicable.

                     Units

Merrill Lynch & Co., Inc.

Medium-Term Notes, Series C

Accelerated Return Bear Market Notes

Linked to the Dow Jones Industrial AverageSM

due September    , 2008

(the “Notes”)

$10 original public offering price per unit

PRICING SUPPLEMENT

Merrill Lynch & Co.

June      , 2007